CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: **Technical Report for the Platosa Polymetallic Mine, Mexico, June 17, 2021**.

I, Glen Cole, do hereby certify that:

1) I am a Principal Consultant (Resource Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1500, 155 University Avenue, Toronto, Ontario, Canada;
2) I am a graduate of the University of Cape Town in South Africa with a BSc (Hons) in Geology in 1983; I obtained an MSc (Geology) from the University of Johannesburg in South Africa in 1995 and an MEng in Mineral Economics from the University of the Witwatersrand in South Africa in 1999. I have practiced my profession continuously since 1986. I am an expert in geostatistical techniques and geological and resource modelling. Since 2006, I have estimated and audited mineral resources for a variety of early and advanced international base and precious metals projects. I have worked in the mining industry on several underground and open pit mining operations and held various positions senior operational and corporate positions;
3) I am a professional Geologist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#1416);
4) I have not personally visited the project area;
5) I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;
6) I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7) I am the co-author of this report and responsible for the Executive Summary, sections 13, 24, and 25, and accept professional responsibility for those sections of this technical report;
8) I have reviewed drafts of the technical report completed by SRK Consulting (Canada) Inc., dated December 07, 2017. I have had no other prior involvement with the subject property.
9) I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10) SRK Consulting (Canada) Inc. was retained by Excellon Resources Inc. to prepare a technical audit of the Platosa Polymetallic Mine. In conducting our audit, a gap analysis of project technical data was completed using CIM *Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines* and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Excellon Resources Inc. personnel;
11) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Platosa Polymetallic Mine. or securities of Excellon Resources Inc.; and
12) That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

["Original signed and sealed"]

Toronto, Ontario
June 17, 2021

Glen Cole, PGeo (APGO#1416)
Principal Consultant (Resource Geology)